

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Nigel Wightman
Chairman and Chief Executive Officer
Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-5310

Re: **Titanium Asset Management Corp.**
        Form 10-Q for the Quarterly Period Ended September 30, 2008
        Filed on: November 13, 2008
        File No.: 000-53352

Dear Mr. Wightman:

        We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 12</u>

1. You disclose on page 14 that the performance of Attalus investment strategies is important to you because it is the single largest source of revenues for NIS. Since your results of operations, financial condition, liquidity and/or cash flows could be significantly impacted by the performance of the underlying investments under management revise your MD&A in future filings to quantify investment performance from period to period. Performance information should be provided on a disaggregated basis by type of security (e.g. fixed income), type of industry (e.g. real estate, manufacturing, retail), or some other meaningful basis.

<u>Quantitative and Qualitative Disclosures About Market Risk, page 23</u>

2. You disclose page 13 that the majority of your operating revenues are derived from investment advisory fees which are calculated based on a percentage of the market value of assets under management. Please show us how you will revise your future filings to provide the market risk disclosures required by Item 305 of Regulation S-K. Since your results of operations appear significantly affected by

changes in the fair value of assets under management, consider including a sensitivity analysis demonstrating how the magnitude of selected hypothetical changes in the market value of assets under management could affect your results of operations, financial condition, cash flows and liquidity. Your disclosure should also quantify (to the extent possible), information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filing, such as known redemptions and/or notices of expected redemptions.

<u>Controls and Procedures, page 24</u>

3. Please revise future filings to describe how you have addressed (or plan to address) the material weakness in your internal control over financial reporting that led to a restatement of your results as of and for the period ended June 30, 2008. Your disclosures should include a discussion of any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Green, Accountant, at (202) 551-3733 or Lisa Haynes, Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

                              Sincerely,

                              Jennifer R. Hardy
                              Legal Branch Chief

cc: Barbara Lange, Esq. via Facsimile @ (415) 773-5759
        Orrick, Herrington & Sutcliffe LLP